Exhibit 99.3

PRESS RELEASE

Brazil: TotalEnergies Increases its Interest in Lapa

TotalEnergies EP Brasil has signed an agreement with Shell Brasil, aiming to:

•	increase its interest in the operated Lapa offshore field to 48% by acquiring an additional 3% stake from Shell
•	divest its 20% stake in Gato do Mato

Paris, June 4, 2025 – TotalEnergies announces the signature of an agreement with Shell Brasil Petróleo Ltda to exchange its 20% non-operated interest in the Gato do Mato project for an additional 3% interest in Lapa, a producing offshore oil field. Upon closing, TotalEnergies will increase its stake in Lapa to 48% (Operator), alongside Shell (27%) and Repsol Sinopec (25%).

Located in the Santos Basin, 270 kilometers off the coast of Brazil, Lapa is a deep-offshore field operated by TotalEnergies. The Lapa South-West tie-back development, approved in 2023, will increase production by 25,000 barrels per day upon start-up by year-end, bringing total output of the field to 60,000 barrels per day.

“This transaction is aligned with our strategy to focus on low-cost, low-emission projects, such as Atapu 2 and Sepia 2 in Brazil, sanctioned in 2024. In addition, it further strengthens our operated position in the Lapa field, in the pre-salt Santos Basin”, said Javier Rielo, Senior Vice President Americas, Exploration & Production at TotalEnergies.

This agreement is subject to customary conditions precedent, notably regulatory approvals.

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About TotalEnergies in Brazil

TotalEnergies has been operating in Brazil for 50 years and employs close to 4 000 people in the country. Its presence encompasses Exploration & Production, gas, renewable electricity (wind, solar, batteries), lubricants and elastomer processing.

TotalEnergies' Exploration & Production portfolio currently includes 11 licenses, of which four are operated. In 2024, the Company’s average production in the country was 153,000 barrels of oil equivalent per day.

TotalEnergies is investing in the growth of the renewable energy segment in Brazil: in October 2022, it entered a partnership with Casa dos Ventos, Brazil's leading renewable energy player, to jointly develop a 12 GW renewable energy portfolio, including onshore wind, photovoltaic and battery storage.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to providing as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).